

Mail Stop 3720

August 10, 2015

Mr. Nicholas Hotchkin
Chief Financial Officer
Weight Watchers International, Inc.
675 Avenue of the Americas
6th Floor
New York, NY 10010

> **Re: Weight Watchers International, Inc.**
> **Form 10-K for the Fiscal Year Ended January 3, 2015**
> **Filed March 4, 2015**
> **File No. 1-16769**

Dear Mr. Hotchkin:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments does not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications